OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-71257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CAPTIVEX SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2431 Aloma Avenue, Suite 144
(No. and Street)

Winter Park	FL	32792
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rich Onesto	347-853-6534	rich.onesto@captivex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Healy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CaptiveX Securities LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Daniel C. Healy_ _____

Title: _____
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPTIVEX SECURITIES LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT RESGISTERED PUBLIC ACCOUTNING FIRM

DECEMBER 31, 2025

CONTENTS







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
CaptiveX Securities LLC
Winter Park, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CaptiveX Securities LLC, as of December 31, 2025, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CaptiveX Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CaptiveX Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of CaptiveX Securities LLC's financial statements. The supplemental information is the responsibility of CaptiveX Securities LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as CaptiveX Securities LLC's auditor since 2025.

Norwell, Massachusetts
March 26, 2026

Members of AICPA®

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of mgiworldwide

CaptiveX Securities LLC

STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash	$	132,442
Clearing Firm Deposit Accounts		20,000
Prepaid Expenses		7,119
Total assets	$	159,561

LIABILITIES AND MEMBER'S EQUITY

Member's equity	$	159,561
Total liabilities and member's equity	$	159,561

The accompanying notes are an integral part of these financial statements

CaptiveX Securities LLC

STATEMENT OF OPERATIONS

Revenues

Total revenue	$ -

Expenses

Advertising & Marketing	3,750
Consulting - Compliance	54,200
Consulting - FINOP	9,500
Consulting - Marketing	2,000
Data and Technology	22,920
Employee Benefits	741
Fidelity Bond Insurance	690
Legal & Accounting Services	7,443
Office Expenses	2,531
Payroll Expenses	214,706
Regulatory Fees	13,652
Rent	19,065
Travel	1,823
Total expenses	353,021

Net (Loss)	$ (353,021)

The accompanying notes are an integral part of these financial statements

CaptiveX Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2025

Member's equity, beginning of year	$	87,582
Contributions		425,000
Net (Loss)		(353,021)
Member's equity, end of year	$	159,561

The accompanying notes are an integral part of these financial statements

CaptiveX Securities LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2025

Cash flows used in operating activities		
Net Loss	$	(353,021)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities:		
Clearing Firm Deposit Accounts		(20,000)
Prepaid Expenses		(7,119)
Net cash used in operating activities		(380,140)
Net cash provided by financing activities		
Contributions		425,000
Net cash provided by financing activities		425,000
Net increase in cash		44,860
Cash, beginning of year	$	87,582
Cash, end of year	$	132,442

The accompanying notes are an integral part of these financial statements

CaptiveX Securities LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies

Nature of Business

CaptiveX Securities LLC (the "Company"), a Delaware Limited Liability Corporation, is a broker-dealer, registered with the   Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by CaptiveX Securities Holdings LLC. ("the Parent"). The Company is engaged in a single line of business as a securities broker dealer.

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers. Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

For the year January 1st, 2025, to December 31st, 2025 there were no revenues related to business activity.

Cash and Cash Equivalents

For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2025 the Company had no uninsured cash balances.

CaptiveX Securities LLC

NOTES TO FINANCIAL STATEMENTS

---

1.   Nature of business and summary of significant accounting policies (continued)

Accounts Receivable and Contract Balances

The Company recognizes revenue from services and other fees in the period they are earned and collection is reasonably assured. Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when cash is received. The Company reviews accounts receivable periodically and has not recorded an allowance for doubtful accounts or bad debt expense as of December 31, 2025, since it has determined there is no reason for any write-offs.

Contract assets arise when revenue is recognized prior to the Company's unconditional right to receive payment (i.e., unbilled receivables) and are reclassified to accounts receivable when the right to payment becomes unconditional. Contract liabilities arise when customers remit payment in advance of the Company satisfying its performance obligations and are recognized as revenue when those obligations are fulfilled.

As of December 31, 2025, the Company had no accounts receivable, contract assets, or contract liabilities reported in the statement of financial condition.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Net capital requirement

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement pursuant to SEC Rule 15c3-1, which requires minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2025, the Company's net capital was $152,442 which was $147,442 in excess of its minimum requirement of $5,000.

3.   Concentrations of credit risk

In the normal course of business, the Company maintains its cash balances in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act").

CaptiveX Securities LLC

NOTES TO FINANCIAL STATEMENTS

---

3. Concentrations of credit risk (continued)

The Company's interest-bearing cash balances may exceed the FDIC coverage of $250,000. As of December 31, 2025, the Company did not have balances in excess of insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Commitments and contingencies

The Company may be exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of any such matters will not have a material effect on the Company's financial position or results of operations. There were no commitments or contingencies at December 31, 2025.

5. Subsequent events

The Company has evaluated subsequent events through the date of the Independent Registered Public Accounting Firm Report, whereupon the financial statements were issued and determined there are no items to disclose.

6. Company Condition

The Company has a loss of $353,021 for the year ended December 31, 2025 and has received capital contributions from its member for working capital. The Company's member has represented that he intends to continue making capital contributions as needed, to ensure the Company's continuing operations. The member has the financial wherewithal to continue contributing, as required.

Management expects the company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company received no revenue from customers in 2025.

CaptiveX Securities LLC

SCHEDULE I
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2025

Net capital, member's equity	$	159,561
Less nonallowable assets		
Prepaid expenses		7,119
		7,119
Net capital	$	152,442
Minimum net capital required (under SEC Rule 15c3-1)		5,000
Excess net capital	$	147,442
Aggregate indebtedness		0
Percentage of aggregate indebtedness to net capital		0.00%

There are no material differences between the proceeding computation and the companies corresponding unaudited Part II A of Form X-17a-5 as of December 31, 2025.

CaptiveX Securities LLC

SCHEDULE II
COMPUTATION FOR DERMINATION OF RESERVE REQUIREMENTS

December 31, 2025

STATEMENT PURSUANT TO EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) because it does not carry customer accounts and does not hold customer funds or securities.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all customer transactions on a fully-disclosed basis through its clearing firm. The Company does not hold customer funds or safekeep customer securities.

CAPTIVEX SECURITIES LLC

EXEMPTION REPORT

December 31, 2025

CaptiveX Securities LLC (the Company) is a registered broker-dealer subject to Rule 17-a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

  (1) The Company claimed an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

  (2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the fiscal year ended December 31, 2025, without exception.

CaptiveX Securities LLC

I, Daniel C. Healy Swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: *Daniel C. Healy*

    Daniel C. Healy

Title: Chief Executive Officer

Date: March 26, 2026



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
CaptiveX Securities LLC
Winter Park, Florida

We have reviewed management's statements, included in the accompanying exemption report, in which (1) CaptiveX Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CaptiveX Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) CaptiveX Securities LLC stated that CaptiveX Securities LLC met the identified exemption provisions throughout the most recent year without exception. CaptiveX Securities LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CaptiveX Securities LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.

We have served as CaptiveX Securities LLC's auditor since 2025.

Norwell, Massachusetts
March 26, 2026



Members of
AICPA®

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of
mgi worldwide

